Mail Stop 3561                                            October 23, 2018


Mr. Ronald Cogburn
Chief Executive Officer
Exela Technologies, Inc.
2701 E. Grauwyler Rd.
Irving, TX 75061

       Re:    Exela Technologies, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2017
              Filed March 16, 2018
              File No. 001-36788

Dear Mr. Cogburn:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


                                                          Sincerely,

                                                          /s/ Jennifer Thompson

                                                          Jennifer Thompson
                                                          Accounting Branch
Chief
                                                          Office of Consumer
Products